UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NET2PHONE, INC.

(Name of Subject Company (Issuer))

NTOP ACQUISITION, INC.

IDT CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number of Class of Securities)

Ira A. Greenstein

President

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joyce Mason, Esq. General Counsel IDT Corporation 520 Broad Street Newark, New Jersey 07102 (973) 438-1000	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$92,298,516	$10,863.54
*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 46,149,258 shares of the common stock, par value $0.01 per share (the “Shares”), of Net2Phone, Inc. (“Net2Phone”), including Shares issuable upon exercise of vested stock options and upon conversion of shares of the class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, at a price per Share of $2.00 in cash. Such number of Shares represents 48,890,306 Shares outstanding and Shares issuable upon exercise of vested stock options and upon conversion of the shares of Class A Common Stock, in each case not already beneficially owned by IDT Corporation (“IDT”), as of November 1, 2005, less the 2,773,798 Shares already beneficially owned by IDT. The amount of the filing fee, calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 equals $117.70 per $1,000,000.00 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration Number: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by NTOP Acquisition, Inc., a Delaware corporation (“NTOP Acquisition”) and a wholly-owned subsidiary of IDT Corporation, a Delaware corporation (“IDT”), to purchase, at a price of $2.00 net per share in cash without interest, all (i) outstanding shares of the common stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Net2Phone, Inc. (“Net2Phone”) and (ii) all Shares issued upon the exercise of options, in each case not otherwise beneficially owned by IDT immediately prior to the commencement of the tender offer, on the terms and subject to the conditions specified in the Offer to Purchase, dated November 10, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of NTOP Acquisition and IDT.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 7. Certain Information Concerning Net2Phone” is incorporated herein by reference.

(b)	The class of securities to which this Schedule TO relates is the Common Stock, of which 49,893,304 shares were outstanding as of November 1, 2005.

(c)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) – (c)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 8. Certain Information Concerning IDT and NTOP Acquisition” and in Schedule B (“Directors and Executive Officers of IDT and NTOP Acquisition”) thereto is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	The information set forth in the Offer to Purchase under the captions “Introduction,” “The Offer – Section 1. Terms of the Offer; Expiration Date,” “– Section 2. Acceptance for Payment and Payment for Shares,” “– Section 3. Procedures for Tendering Shares,” “– Section 4. Withdrawal Rights” and “– Section 5. Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 1. Background of the Offer” and “– Section 10. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the Offer to Purchase under the captions “Introduction,” “Special Factors – Section 1. Background of the Offer,” “– Section 4. Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer,” “– Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” and “The Offer – Section 10. Certain Effects of the Offer on the Market for the Shares” is incorporated herein by reference.

(c)(1)-(7)	The information set forth in the Offer to Purchase under the captions “Introduction,” “Special Factors – Section 1. Background of the Offer,” “– Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” and “The Offer – Section 10. Certain Effects of the Offer on the Market for the Shares” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 9. Source and Amount of Funds” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE COMPANY.

The information set forth in the Offer to Purchase under the captions “Introduction,” “Special Factors – Section 1. Background of the Offer,” “– Section 9. Security Ownership of Certain Beneficial Owners,” “– Section 10. Transactions and Arrangements Concerning the Shares,” “– Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT” and “– Section 12. Interests of Certain Persons in the Offer” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	None.

ITEM 10. FINANCIAL STATEMENTS.

(a)	The financial statements of IDT are not material to the Offer.

(b)	The pro forma financial statements of IDT are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 1. Background of the Offer,” “– Section 4. Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer,” “– Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer,” “– Section 9. Security Ownership of Certain Beneficial Owners,” “– Section 10. Transactions and Arrangements Concerning the Shares, “– Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT,” and “– Section 12. Interests of Certain Persons in the Offer” is incorporated herein by reference.

(a)(2)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 13. Certain Legal Matters” is incorporated herein by reference.

(a)(3)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 13. Certain Legal Matters” is incorporated herein by reference.

(a)(4)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 10. Certain Effects of the Offer on the Market for the Shares” is incorporated herein by reference.

(a)(5)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 1. Background of the Offer” and “The Offer – Section 13. Certain Legal Matters” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal, including the Schedules to the Offer to Purchase, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated November 10, 2005.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9.

(a)(1)(vii)	Press Release issued by IDT Corporation, dated November 10, 2005.

(a)(1)(viii)	Complaint of Spring Partners, LLC against Net2Phone, Inc., et al., Civil Action No. C-214-05, filed in the Superior Court of the State of New Jersey, Chancery Division, Essex County, on June 30, 2005.

(a)(1)(ix)	Complaint of Melly Hamel, et al., against Net2Phone, Inc., et al., Civil Action No. 1477-N, filed in the Court of Chancery, New Castle County, State of Delaware, on July 6, 2005.

(a)(1)(x)	Order of Consolidation, In Re: Net2Phone, Inc.: Consolidated Shareholders Litigation, Civil Action No. 1467-N, filed in the Court of Chancery, New Castle County, State of Delaware, on July 27, 2005.

(b)	None.

(c)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 2. SUBJECT COMPANY INFORMATION.

(d)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 3. Position of IDT Regarding the Fairness of the Offer and the Merger” and “The Offer – Price Range of Shares; Dividends” is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(c)	Not applicable.

(d)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 7. Appraisal Rights” and in Schedule A (“Section 262 of Delaware General Corporation Law”) thereto is incorporated herein by reference.

(e)	Neither NTOP Acquisition nor IDT has made any provisions in connection with this Offer to grant Net2Phone stockholders access to their respective corporate files or to obtain counsel or appraisal services at the expense of either NTOP Acquisition or IDT.

(f)	Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(c)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT” is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 3. Procedures for Tendering Shares” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 4. Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer,” “– Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 1. Background of the Offer,” “– Section 4. Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer,” “– Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” is incorporated herein by reference.

(c)(2) – (3)	Not applicable.

(c)(4)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” is incorporated herein by reference.

(c)(5)	Not applicable.

(c)(6) – (8)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION.

(a) – (c)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 1. Background of the Offer,” “– Section 3. Position of IDT Regarding the Fairness of the Offer and the Merger,” “– Section 4. Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer” and “– Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under the captions “Special Factors – Section 5. The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer” and “The Offer – Section 5. Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) – (b)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 3. Position of IDT Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under the captions “Introduction,” “Special Factors – Section 3. Position of IDT Regarding the Fairness of the Offer and the Merger,” “The Offer – Section 1. Terms of the Offer; Expiration Date” and “ – Section 12. Conditions to the Offer” is incorporated herein by reference.

(d) – (e)	The information set forth in the Offer to Purchase under the captions “Introduction” and “Special Factors – Section 2. Position of Net2Phone Regarding the Fairness of the Offer and the Merger” is incorporated herein by reference.

Item 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) – (c)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 1. Background of the Offer” is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 9. Source and Amount of Funds” is incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 11. Fees and Expenses” is incorporated herein by reference.

(d)	Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) – (e)	The information set forth in the Offer to Purchase under the caption “Special Factors – Section 10. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION.

(a)	The information set forth in the Offer to Purchase under the caption “The Offer – Section 7. Certain Information Concerning Net2Phone” is incorporated herein by reference.

(b)	Not material.

ITEM 14. PERSONS ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(b)	None.

ITEM 16. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated November 10, 2005.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9.

(a)(1)(vii)	Press Release issued by IDT Corporation, dated November 10, 2005.

(a)(1)(viii)	Complaint of Spring Partners, LLC against Net2Phone, Inc., et al., Civil Action No. C-214-05, filed in the Superior Court of the State of New Jersey, Chancery Division, Essex County, on June 30, 2005.

(a)(1)(ix)	Complaint of Melly Hamel, et al., against Net2Phone, Inc., et al., Civil Action No. 1477-N, filed in the Court of Chancery, New Castle County, State of Delaware, on July 6, 2005.

(a)(1)(x)	Order of Consolidation, In Re: Net2Phone, Inc.: Consolidated Shareholders Litigation, Civil Action No. 1467-N, filed in the Court of Chancery, New Castle County, State of Delaware, on July 27, 2005.

(b) – (d)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

SIGNATURES

After due inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

NTOP ACQUISITION, INC.

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

Date: November 10, 2005

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated November 10, 2005.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9.

(a)(1)(vii)	Press Release issued by IDT Corporation, dated November 10, 2005.

(a)(1)(viii)	Complaint of Spring Partners, LLC against Net2Phone, Inc., et al., Civil Action No. C-214-05, filed in the Superior Court of the State of New Jersey, Chancery Division, Essex County, on June 30, 2005.

(a)(1)(ix)	Complaint of Melly Hamel, et al., against Net2Phone, Inc., et al., Civil Action No. 1477-N, filed in the Court of Chancery, New Castle County, State of Delaware, on July 6, 2005.

(a)(1)(x)	Order of Consolidation, In Re: Net2Phone, Inc.: Consolidated Shareholders Litigation, Civil Action No. 1467-N, filed in the Court of Chancery, New Castle County, State of Delaware, on July 27, 2005.

(b) – (e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g) – (h)	None.